SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

K12 Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48273U102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 48273U102	13G/A	Page 2 of 14

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,883,173**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,883,173**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,883,173**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 3 of 14

1	NAME OF REPORTING PERSONS Highland Small-Cap Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,149**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 31,149**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,149**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 4 of 14

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,914,322**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,914,322**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,914,322**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 5 of 14

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,914,322**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,914,322**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,914,322**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 6 of 14

1	NAME OF REPORTING PERSONS NexPoint Credit Strategies Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 761,836**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 761,836**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,836**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 7 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 761,836**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 761,836**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,836**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 8 of 14

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 761,836**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 761,836**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,836**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 48273U102	13G/A	Page 9 of 14

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,676,158**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,676,158**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,158**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Equity Fund” and together with the Global Fund, the “Highland Funds”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund” and together with the Highland Funds, the “Funds”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 17, 2015 (the “Original 13G”) by certain of the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of NexPoint GP. James D. Dondero ultimately controls Strand XVI and NexPoint GP. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Highland Funds. NexPoint GP is the general partner of NexPoint. NexPoint is the investment advisor to the Credit Fund. This Amendment relates to the Common Stock, $0.0001 par value (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 2(a)	Name of Person Filing.

Item 2(a) of the Original 13G is hereby amended and restated to read as follows.

(1)	Highland Global Allocation Fund

(2)	Highland Small-Cap Equity Fund

(3)	Highland Capital Management Fund Advisors, L.P.

(4)	Strand Advisors XVI, Inc.

(5)	NexPoint Credit Strategies Fund

(6)	NexPoint Advisors, L.P.

(7)	NexPoint Advisors GP, LLC

(8)	James D. Dondero

Item 2(c)	Citizenship or Place of Organization.

Item 2(c) of the Original 13G is hereby amended and restated to read as follows.

(1)	Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust.

(2)	Highland Small-Cap Equity Fund, a series of Highland Funds II, a Massachusetts business trust.

(3)	Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(4)	Strand Advisors XVI, Inc. is a Delaware corporation.

(5)	NexPoint Credit Strategies Fund is a Delaware statutory trust

(6)	NexPoint Advisors, L.P. is a Delaware limited partnership

(7)	NexPoint Advisors GP, LLC is a Delaware limited liability company

(8)	James D. Dondero is a United States citizen

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows.

(a)	The Global Fund may be deemed the beneficial owner of 1,883,173 shares of Common Stock that it holds directly. The Equity Fund may be deemed the beneficial owner of 31,149 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Highland Funds, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 1,914,322 shares of Common Stock held by the Highland Funds.

The Credit Fund may be deemed the beneficial owner of 761,836 shares of Common Stock that it holds directly. NexPoint, as the investment advisor to the Credit Fund, and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 761,836 shares of Common Stock held by the Credit Fund.

Mr. Dondero may be deemed the beneficial owner of the 2,676,158 shares of Common Stock held by the Funds.

(b)	The Global Fund may be deemed the beneficial owner of 4.8% of the outstanding shares of Common Stock that it holds directly. The Equity Fund may be deemed the beneficial owner of 0.1% of the outstanding shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 4.9% of the outstanding shares of Common Stock held by the Highland Funds. These percentages were determined by dividing the number of shares of Common Stock held by each of these Reporting Persons, by 38,939,704, which is the number of shares of Common Stock outstanding as of October 21, 2015 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 27, 2015.

The Credit Fund, NexPoint and NexPoint GP may be deemed the beneficial owners of 2.0% of the outstanding shares of Common Stock held by the Credit Fund. This percentage was determined by dividing 761,836, the number of shares of Common Stock held directly by the Credit Fund, by 38,939,704, which is the number of shares of Common Stock outstanding as of October 21, 2015 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 27, 2015.

Mr. Dondero may be deemed the beneficial owner of 6.9% of the outstanding Common Stock. This percentage was determined by dividing 2,676,158, the number of shares of Common Stock held directly by the Funds, by 38,939,704, which is the number of shares of Common Stock outstanding as of October 21, 2015 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 27, 2015.

(c)	The Global Fund has the sole power to vote and dispose of the 1,883,173 shares of Common Stock that it holds directly. The Equity Fund has the sole power to vote and dispose of the 31,149 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 1,914,322 shares of Common Stock held by the Highland Funds.

The Credit Fund has the sole power to vote and dispose of the 761,836 shares of Common Stock that it holds directly. NexPoint and NexPoint GP have the shared power to vote and dispose of the 761,836 shares of Common Stock held by the Credit Fund.

Mr. Dondero has the the shared power to vote and dispose of the 2,676,158 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows:

With respect to the Global Fund, Highland Fund Advisors and Strand XVI:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 11, 2016, by and among the Global Fund, the Equity Fund, Highland Fund Advisors, Strand XVI, the Credit Fund, NexPoint, NexPoint GP and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

HIGHLAND FUNDS II, on behalf of its series
Highland Global Allocation Fund

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND FUNDS II, on behalf of its series
Highland Small-Cap Equity Fund

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND
ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ Dustin Norris
Name:	Dustin Norris
Title:	Secretary

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general
partner

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary
NEXPOINT ADVISORS GP, LLC

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

/s/ James D. Dondero
James D. Dondero